February 18, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington D.C. 20549
Attn: Tracey McKoy
Terence O’Brien

    Re:    e.l.f. Beauty, Inc.
        Form 10-K for the Fiscal Year Ended March 31, 2020
        Filed May 28, 2020
        File No. 001-37873

Dear Ms. McKoy and Mr. O’Brien,

This letter is submitted on behalf of e.l.f. Beauty, Inc. ("we" or the “Company”) in response to a written comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated February 8, 2021 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020, as filed with the Commission on May 28, 2020 (the “2020 Form 10-K”).

For convenience, the Staff’s comment is reproduced below, and the Company’s corresponding response follows accordingly.

Form 10-K for the Fiscal Year Ended March 31, 2020
Results of Operations, page 41

1.Please revise the discussion of your results of operations throughout to quantify the impact of the factors discussed and, where appropriate, to discuss the underlying causes of intermediate effects as required by Item 303(a)(3) of Regulation S-K. For example, in your discussion of net sales, please quantify the offsetting impact of increased productivity across retail and e-commerce channels and the impact on sales from the store closures. Discuss the underlying efforts and events that have driven the increased productivity and how that productivity resulted in additional sales. This comment applies to discussion throughout MD&A in your annual and quarterly reports. See Release 33-8350 for additional guidance.

Response:

We acknowledge the Staff’s comment and respectfully note to the Staff that we believe that our disclosure in the Management’s Discussion and Analysis (“MD&A”) section of the 2020 Form 10-K meets the requirements of Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. In light of the Staff’s comments, in future filings beginning with our Annual Report on Form 10-K for the fiscal year ending March 31, 2021, we will, where practical and where we believe will be useful to investors, quantify the impact of the material factors discussed in explaining changes in our operating results and will discuss the underlying causes of intermediate effects.

As an example of how we plan to approach this in future filings and for illustrative purposes only, below we have revised our year over year comparative discussion from the MD&A in the 2020 Form 10-K. Changes are denoted as underlined text.

e.l.f. is for every eye, lip and face.
e.l.f. Beauty (NYSE: ELF) 570 10th Street, Oakland, CA 94607 elfbeauty.com

Net sales

Net sales increased $15.2 million, or 6%, to $282.9 million in the year ended March 31, 2020, from $267.7 million in the twelve months ended March 31, 2019. The increase was primarily driven by increased productivity across our retail and e-commerce channels. The increased productivity in our retail channel was largely seen through improved sales growth within Nielsen-tracked channel customers, and via e-commerce through sales growth on elfcosmetics.com. Net sales increased $25.9 million, or 11%, and $1.4 million, or 7% in our retail and e-commerce channels, respectively. These increases were partially offset by the closing of all 22 e.l.f. retail stores in February 2019, which generated net sales of approximately $12.1 million during the year ended March 31, 2019.

Gross profit

Gross profit increased $18.1 million, or 11%, to $181.1 million in the year ended March 31, 2020, compared to $163.0 million in the twelve months ended March 31, 2019. Increased volume accounted for approximately $9.3 million of the increase in gross profit, with the remaining $8.8 million driven by an increase in gross margin rate. The increase in gross margin rate was driven by a combination of margin accretive innovation, cost savings, price increases, favorable movements in foreign exchange rates and an increase in inventory reserves in the prior year. These factors were partially offset by higher sales adjustments and the impact of tariffs on goods imported from China. These drivers resulted in a 300 basis point increase in gross margin, which increased from 61% in the year ended March 31, 2019 to 64% in the year ended March 31, 2020.

Selling, general and administrative expenses

SG&A expenses were $157.2 million in the year ended March 31, 2020, an increase of $19.5 million, or 14%, from $137.7 million in the twelve months ended March 31, 2019. SG&A expenses as a percentage of net sales increased to 56% for the year ended March 31, 2020 from 51% in the twelve months ended March 31, 2019. The increase was primarily due to investments in marketing and digital expenses of $17.0 million. Increased bonus expense, investment in merchandising programs, and increased depreciation expenses driven by customer fixture programs added an additional $8.1 million of expense. These increases were partially offset by the closure of e.l.f. retail stores, which totaled $5.8 million for the year ended March 31, 2019.

Restructuring income

Activities related to the exit of our stand-alone e.l.f. retail stores business in February 2019 generated income of $6.0 million for the year ended March 31, 2020 and included a $7.7 million gain related to operating leases that were settled for less than their aggregate lease liabilities. The remainder of restructuring expense consisted of $1.8 million in other costs, which were primarily legal fees related to these extinguishments. As of March 31, 2020, we have settled all outstanding lease liabilities related to our e.l.f. retail store closures and we do not expect to incur additional material costs associated with our e.l.f retail store closures.

Other income (expense), net

Other income (expense), net was $0.4 million in the year ended March 31, 2020, an increase of $0.2 million versus the twelve months ended March 31, 2019. The change was primarily related to foreign exchange rate movements.

Interest expense, net

Interest expense decreased $1.4 million, or 18%, to $6.3 million in the year ended March 31, 2020, as compared to $7.7 million in the twelve months ended March 31, 2019. This decrease was primarily due to an increase in interest income generated on our cash and cash equivalents, in addition to a reduction in our long-term debt.

e.l.f. is for every eye, lip and face.
e.l.f. Beauty (NYSE: ELF) 570 10th Street, Oakland, CA 94607 elfbeauty.com

Income tax benefit (provision)

The provision for income taxes increased from a benefit of $1.3 million, or an effective tax rate of 29%, for the twelve months ended March 31, 2019 to expense of $6.2 million, or an effective tax rate of 26%, for the year ended March 31, 2020. The change in the provision for income taxes was primarily driven by an increase in income before taxes of $28.4 million and a decrease in one-time tax benefits of $1.0 million, primarily related to the Company's provision-to-return adjustment for the period ending December 31, 2017, which was recorded during fiscal 2019.

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If you have any questions or require additional information, please do not hesitate to contact us.

Sincerely,

/s/ Mandy Fields
Mandy Fields Chief Financial Officer

e.l.f. is for every eye, lip and face.
e.l.f. Beauty (NYSE: ELF) 570 10th Street, Oakland, CA 94607 elfbeauty.com